The Epicutaneous Immunotherapy Company December 2018 ©Genoskin Exhibit 99.1

Safe Harbor This presentation contains forward looking statements including, but not limited to, statements concerning the outcome or success of DBV’s clinical trials; its ability to successfully gain regulatory approvals and commercialize products; its ability to successfully advance its pipeline of product candidates; the rate and degree of market acceptance of its products; and its ability to develop sales and marketing capabilities. Forward looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, DBV operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for DBV’s management to predict all risks, nor can DBV assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements it may make. In light of these risks, uncertainties and assumptions, the forward looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely upon forward looking statements as predictions of future events. Although DBV believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward looking statements will be achieved or occur. Moreover, except as required by law, neither DBV nor any other person assumes responsibility for the accuracy and completeness of the forward looking statements. Forward looking statements in this presentation represent DBV’s views only as of the date of this presentation. DBV undertakes no obligation to update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Advancing novel skin immunotherapies for patients with food allergies and other immunological diseases Over the last two decades, limited innovation in the food allergy field has left millions of patients significantly underserved today We are focused on discovering, developing and commercializing our novel skin immunotherapy product candidates using our proprietary Viaskin Technology Platform Potent activation of the immune system with Epicutaneous patch No active passage of antigen into blood stream Proprietary manufacturing equipment designed, engineered and developed by DBV Pioneering a New Class of Immunotherapy Product Candidates

Promising Pipeline of Product Candidates DEVELOPMENT STAGE PROGRAM INDICATION DISCOVERY PRE-CLINICAL PHASE I PHASE II PHASE III Viaskin Peanut Peanut Allergy Viaskin Milk Cow’s Milk Protein Allergy Viaskin Egg Hen’s Egg Allergy Mechanistic Study Eosinophilic Esophagitis 5 Programs Undisclosed Diagnostics with Nestlé Health Science Cow’s Milk Protein Allergy Ages 4-11 (Breakthrough Therapy and Fast Track Designation*) Ages 1-3 Ages 2-17 (Fast Track Designation**) Ages 4-17 Adolescents & Adults Infants * US FDA Breakthrough Therapy and Fast Track designation in children ** US FDA Fast Track designation in pediatric patients two and older

Recent Viaskin Peanut Updates: BLA Submitted to FDA in October 2018



Fast track for Viaskin Peanut
Breakthrough for Viaskin Peanut
PEPITES Phase III data
REALISE Phase III data
Pre-BLA meeting
MAA submission
BLA submitted in October 2018
2011
2015
2016
2017
1H
2H
2019
2018

Breakthrough and fast track designations potentially allow for expedited review. Based on recent communications with FDA, determination regarding expedited review may depend on allergenic extract considerations and non-PDUFA status.

FDA agreement that the available efficacy and safety data for Viaskin Peanut support submission of BLA for treatment of peanut allergic children ages 4-11

5

Recent Viaskin Peanut Updates: BLA Submitted to FDA in October 2018 Scaled-up GMP manufacturing process in place Plans in place for additional machine post-launch Annual production capacity of 30 million Viaskin Peanut patches per GEN4.0 machine Fully Integrated Manufacturing Process API dry powder: highly purified allergen extract Viaskin  Electrospray Technology Commercial-Scale GEN4.0 Viaskin  Patch API Electrospray/GEN4.0 Viaskin Peanut patch

Viaskin Technology: Building a Transformative Immunotherapy Platform Pioneering a new class of immunotherapy Merging science and technology for differentiated drug development Advancing transformative treatments for large, underserved patient populations Food allergies and related allergic diseases Immune system disorders Autoimmune diseases Vaccination Creator of Epicutaneous Immunotherapy (EPIT) Biologic compound provides allergenic information to activate the immune system through the skin Viaskin: novel and proprietary technology 15 years of R&D resulting in 17 patent families and significant trade secrets Viaskin platform targets antigen-presenting cells of the skin

The Skin Has Important Immune Properties

- Immune functions of the skin include
  - Responding to trauma, toxins, and infectious agents
  - Maintaining self-tolerance, preventing allergy, and inhibiting autoimmunity
- Keratinocytes
  - Distinguish pathogens from harmless agents
  - Influence nearby Langerhans cells to generate an appropriate immune response
- Langerhans cells
  - Antigen-presenting cells that can process antigens and migrate to regional lymph nodes


Keratinocyte
Langerhans cell
Epidermis

Di Meglio P, et al. *Immunity*. 2011;35:857-869. Nestle FO, et al. *Nat Rev Immunol*. 2009;9:679-691. Senti G, et al. *Allergy*. 2011;66:798-809. Metz M, et al. *Curr Opin Immunol*. 2009;21:687-693.

8

Transmission of immunogenic information, with no allergen passage to the bloodstream Solubilized antigen is captured by Langerhans cells in the epidermis Targeting the immune system on intact skin EPIT: Pioneering a New Class of Immunotherapy Image: ©Genoskin Dioszeghy V, et al. J Immunol. 2011;186:5629-5637.

Merging Science & Technology for Differentiated Drug Development

dbv technologies



Electrospray: patented manufacturing tool that allows for **precise antigen deposits without adjuvants**


Novel Viaskin Technology Platform
EPIT Activates the Immune System Through Intact Skin
Applied Epicutaneously



Patented electrostatic patch with condensation chamber allows the antigen to penetrate upper layer of epidermis

Dioszeghy V, et al. *J Immunol*. 2011;186:5629-5637. Mondoulet L, et al. *Immunotherapy*. 2015;7:1293-1305.

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Modular components à technology versatility Highly scalable Broadly applicable platform Manufacturing capabilities In-house development and engineering of electrospray machines Development and engineering expertise at DBV [ES GEN4.0 machine] Proprietary & Patented Manufacturing Capabilities Developed by DBV

Core Innovation: Differentiated Electrospray Technology

- **Dose flexibility**
  - Biological API deposit between 20 and 500 µg/cm2
- **API stability**
  - Solid & soluble protein layer, no glue
- **Homogeneous repartition of API**
  - Uniform delivery into skin
- **Replicability**
  - High dosage control in each patch
- **Bioavailability**
  - High solubility from electrostatic forces instead of glue



Regulated flow of dissolved antigen
Capillary nozzle
High voltage (up to 20,000 V)
Fine spray of electrically charged droplets
Electrical ground
Dry layer of antigen

12

Robust IP Portfolio: Core Technology, Broad MoAs & Specific Indications



Allergic March
Eosinophilic Esophagitis
EPIT
Food allergies
EPIT
Allergy related diseases
Peanut
Eczema
CORE TECHNOLOGY
Viaskin I
Viaskin II
Electrospray
Epicutaneous Desensitization
Epicutaneous Vaccination
Immuno Rebalancing
Epicutaneous vaccination
Tolerance induction
Boost Vaccination
Hemophilia A

Broad geographic applications

- USA, Europe, Australia, Canada

Long patent protection

- Initial core patents through 2022
- Other key patents through 2030-35

Innovation-driven patent lifecycle management

13

Food Allergies: Addressing an Urgent Unmet Medical Need Every 7 minutes a child goes to the emergency room for an allergic reaction to food2 Each year, approximately 150 deaths are due to allergic reactions; most deaths occur in patients who are aware of their allergy3 50% of peanut-allergic patients experience accidental allergen ingestion over a median span of 5.6 years4 Peanut allergy can cause severe, potentially fatal, allergic reactions, including anaphylaxis Eosinophilic esophagitis (EoE),a progressive inflammatory disease, is often caused by ingesting foods, such as peanut, milk and egg6 ~8% of children in the U.S. In the U.S., approximately 1 million children ages 1-11 have a diagnosed peanut allergy1,5 or ~2 children in every classroom, have a food allergy1 Peanut allergy is one of the most common food allergies in children 1.Gupta RS et al. Pediatrics. 2011;128(1):e9-e17. 2. Clark S et al. J Allergy Clin Immunology 2011; doi:10.1016/j.jaci.2010.10.040. 3. Kumar A et al. Clin Dev Immunol. 2005;12(4):281-287. 4. Neuman D et al. Ann Allergy Asthma Immunol. 2012; 108:326-331. 5. CDC and Prevention, AAP. 6. Spergel JM et al. Best Prac Res Clin Gastroenterol. 2015;29:771-781.

In Last Several Decades, No Significant Innovation in Food Allergy Immunotherapy Safety is paramount: ingesting small quantities of offending allergen can cause life-threatening reactions After several decades, these patients are still underserved: there are no approved treatments today Current disease management is allergen avoidance: time-consuming, restrictive, major cause of worry and stress There is NO margin for error when exposing patients to a potentially life-threatening allergen

Our Solution for a Hard-to-Treat Disease Contamination leading to peanut consumption is a serious threat1 Estimated detectable peanut residue ranges from 0.025-45mg of peanut protein2 Desensitization therapies could offer significant reduction of the risks associated with accidental exposures 1,3,4,5 Yet, even amounts of less than 1 peanut can cause severe reactions Viaskin Peanut utilizes the skin’s immune properties, which amplifies minimal allergen exposure Balancing risk-benefit drug profiles for these patients has been a difficult task for the field 1.Baumert JL, et al. J Allergy Clin Immunol Pract. 2017. doi:10.1016/j.jaip.2017.05.006. 2. Hefle S, et al. J Allergy Clin Immunol 2007; 04.013. 3. Shreffler W, et al. Ann Allergy Asthma Immunol 2017; 1081-1206. 4. Remington, B, et al. Ann Allergy Asthma Immunol. doi: http://dx.doi.org/10.1016/j.anai.2017.08.224. 5. Remington, B et al. ACAAI 2018 #A302

PEPITES Pivotal Phase III Trial Results Reported in 4Q17


356 peanut allergic children
31 centers in US, Canada, Australia, Germany, Ireland
Placebo
250 µg
250 µg
250 µg
M0
M12
M12
M36
M36
PEPITES
Open Label Follow Up

Study Population

Highly allergic patients ages 4-11

- > 0.7 kU/ L peanut-specific IgE and ≥ 6mm or 8 mm SPT* wheal
- Reactive dose at M0 ≤ 300 mg peanut protein (i.e. approx 1 peanut)

Efficacy Endpoints

Treatment responder definition

- Assessed using DBPCFC**
- For patients with a M0 ED*** ≤ 10mg: responder if ED ≥ 300 mg at M12
- For patients with a M0 ED > 10mg: responder if ED ≥ 1,000 mg at M12

Key secondary endpoints

- CRD****, changes in peanut sIgE and sIgG4

*SPT: Skin Prick Test (≥ 6mm for children 4 to 5 years ≥ 8 mm children ≥ 6 years
**DBPCFC: Double-Blind Placebo-Controlled Food Challenge
*** ED: Eliciting Dose
**** CRD: Cumulative Reactive Dose at Food Challenge
● Denotes a completed food challenge; ○ Denotes a pending food challenge

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PEPITES Baseline Characteristics: Highly Allergic Patient Population 356 Patients Randomized Active: 238 Placebo: 118 Peanut Eliciting Dose (mg) Median: 100 Mean: ~140 Medical History of Patients n % Asthma 169 47.5 Eczema/Atopic Dermatitis 218 61.2 Allergic Rhinitis 199 55.9 Polyallergic 305 85.7

PEPITES Results: Primary Efficacy Endpoint Shows Significant Treatment Benefit with Favorable Safety Favorable tolerability & safety profile reported Most AEs were mild to moderate application site reactions No cases of severe anaphylaxis No SAE imbalance (4.2% in Viaskin Peanut vs 5.1% in placebo) 1.1% discontinuation rate due to treatment-emergent AEs >95% compliance during the trial No observed treatment-related AEs due to physical activity or concomitant illness Δ = 21.7% p = 0.00001 n = 118 n = 238 Response Rate (ITT) % of Responders Response rate was statistically significant, but 15% lower bound of the 95% CI proposed in the SAP submitted to FDA was not reached LCL 12.4 UCL 29.8

PEPITES Results: Significant Increase in Threshold Reactivity to Peanut Protein Observed



Mean (95% CI) (mg)
1200
1000
800
600
400
200
0
p < 0.001
211.7
144
212.5
144
905.7
444
361
144
VP250 µg
n = 238
Placebo
n = 118
VP250 µg
n = 238
Placebo
n = 118
Baseline
12 Months

Unique MoA increases protection to peanut without requiring major exposure to offending allergen

- No consumption of peanut during treatment
- Viaskin Peanut 250 µg dose = ~1/1,000 mg of a peanut kernel
- Threshold reactivity measured during exit food challenge showed a significant difference between active and placebo
- Patients treated with Viaskin Peanut were 4.3 times more likely to improve their peanut threshold reactivity level versus placebo (OR = 4.3 (95% CI 2.7- 7.0), p<0.001)[1]
- Significant immunomodulation confirmed increase in peanut consumption over time

mBOCF = Modified Baseline Observation Carried Forward

[1]Davis, C *et al*, ACAAI 2018 #A303

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PEPITES Results: Robust Immunological Changes Support Treatment Effect



PS-IgE Changes Overtime
n 238 232 229 224
n 117 116 112 109
p < 0.0001†
p < 0.0001†
p = 0.0421†
Geometric mean (95% CI) PS-IgE (kUA/L)
140
130
120
110
100
90
80
70
60
50
40
0 3 6 9 12
Month



PS-IgG4 Changes Overtime
n 238 231 229 224
n 117 116 111 110
p < 0.0001†
p < 0.0001†
p < 0.0001†
Geometric mean (95% CI) PS-IgG4 (mg/L)*
5
4
3
2
1
0
0 3 6 9 12
Month
VP250 µg Patch
Placebo Patch

ANCOVA=analysis of covariance; CI=confidence interval; ED=eliciting dose; PS-IgE=peanut-specific immunoglobulin E; PS-IgG4=peanut-specific immunoglobulin G4.
*Model independent (using observed data).
†Based on T-test associated with the randomized group beta coefficient from a fixed-effects, repeated-measures ANCOVA model for change from baseline with randomized group, timepoint, treatment-by-timepoint interaction, and screening ED subgroup as categorical covariates (using log-transformed PS-IgE and PS-IgG4 observed data).

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JAMA Publication 2017: Long-term Extension Data Shows Benefit Increases Over Time in Phase IIb Study Results shown for Viaskin Peanut 250 µg * 1 child discontinued (not related to Viaskin Peanut) ** 2 children discontinued (none related to Viaskin Peanut) Sampson et al. JAMA. 2017;318(18):1798-1809. doi:10.1001/jama.2017.16591,. Shreffler et al. AAAAI 2017, #L7 Response Rate at OLFUS: Baseline, Year-1 and Year-2 Cumulative Reactive Dose in OLFUS Excluding missing data n = 21 n = 21 n = 20 n = 18 0 mg 1,000 mg 2,000 mg 3,000 mg 5,000 mg Median = 1,440 mg Median = 1,440 mg Median = 444 mg Median = 44 mg Mean ± 95% CI Observed values, ITT n = 21 n = 20* n = 18** 57.1% (12/21) 80.0% (16/20) 83.3% (15/18) 2,453.9 mg 1,883.5 mg 1,067.8 mg 84.5 mg

PEPITES Post-Hoc Analysis Using VIPES Responder Definition Suggests Consistent Treatment Effect Observed from Phase II to Phase III Δ = 28.8% p < 0.0001 Δ = 21.7% p < 0.00001 % of Responders % of Responders n = 238 n = 118 Actual Reported Response Rate in PEPITES (%) PEPITES Response Rate Using the VIPES Response Criteria n = 238 n = 118 LCL 12.4 UCL 29.8 LCL 18.9 UCL 37.4

Positive Phase III REALISE Results Support Regulatory Filings for Viaskin Peanut

Positive 6-month safety results confirmed the safety and tolerability profile observed in PEPITES, VIPES and CoFAR6



Placebo
393 peanut allergic children
32 centers in North America
250 µg
250 µg
Safety Endpoint
Safety Checkpoint
Safety Checkpoint
Safety Checkpoint
M0
M6
M12
M24
M36
Open Label

Study Population	Safety & Exploratory Endpoints
Patients 4 to 11 with history of IgE-mediated reactions to peanut • Including patients with severe anaphylaxis **≥ 14 kU/L peanut-specific IgE and ≥ 8 mm SPT* wheal**	**Primary endpoint to assess safety at M6** • Treatment Emergent Adverse Events **No oral food challenges are required at baseline** **Exploratory endpoints** • Quality of Life Questionnaires (FAQLQ & FAIM) • Evolution of peanut-specific serological markers over time (IgE, IgG4, SPT wheal)

* SPT: Skin Prick Test

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Viaskin Peanut's Profile Aligned with Patients and HCPs Treatment Objectives dbv technologies

Most important attribute: low risk of serious reactions caused by the treatment[1]

Patient Objectives			
Favorable Safety and Tolerability	Patient-Friendly At-Home Application	Fits Into Daily Life	Reduce Risk of Reaction from Accidental Exposure
✔	✔	✔	✔
Allergist Objectives			
Manageable Side Effect Profile	Fits Seamlessly into Current Practice	Can be Offered to Most Peanut-Allergic Patients	Risk Reduction for Patients
✔	✔	✔	✔

1. DBV Internal Market Research; survey of allergists (100) in 1Q 2017 and 4Q 2017; survey of physicians (500), caregivers/children (360): 2016-2017, 1Q 2015 survey of 240 caregivers of peanut allergic children, DBV Internal Market Research, 1Q 2017 ethnography research with 24 caregiver famlies.

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Balancing Risk-Benefit to Treat Peanut-Allergic Patients in Real-Life

dbv technologies

- Unmet medical need today is to de-risk patients when accidentally exposed to peanut
- Contamination of foods with trace amounts of peanut is a daily threat
- Baseline sensitivity in our clinical trials was less than ~1 peanut
- Viaskin Peanut 250 µg has shown progressive and long-lasting desensitization after 12, 24[1,2] and 36[1,2] months of treatment
- High compliance and low-dropout rate observed during Phase III and Phase II trials show long-term treatment with Viaskin Peanut could be achievable
- Differentiated efficacy and safety profile observed
  - Same dose of 250 µg used throughout treatment; µg dosage reduces risk of systemic AEs
  - Over 3 years, patients treated with Viaskin Peanut were only exposed to ~1 peanut via the skin[1,2]

Novel MoA activates immune system via the skin, potentially maximizing efficacy and minimizing adverse events

1. Sampson et al. *JAMA*. 2017;318(18):1798-1809. doi:10.1001/jama.2017.16591. 2. Shreffler et al. AAAAI 2017, #L7

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Expanding the Franchise: Part B of Phase III Trial of VP in Toddlers (Ages 1-3) Initiated in October 2018



Positive DSMB from Part A:
No safety concerns identified
Part A: 51 patients randomized
Placebo (n = ~10)
100 µg (n = ~20)
250 µg (n = ~20)
M0
M3
Selected dose = 250 µg dose
100 µg dose
Part B: ~350 additional patients
Highest safe dose (250 µg)
n = ~233
Placebo
n = ~117
100 µg dose
n=~20
M0
M6 DSMB2
M12

Study Population

Children ages 1-3 with peanut allergy

- > 0.7 kUI/ L peanut-specific IgE and ≥ 6 mm SPT* wheal
- Reactive dose at M0 ≤ 300 mg peanut protein

Efficacy Endpoints

Primary endpoint at M12[1]

Treatment responders (%) in active group compared to placebo at DBPCFC:

- For patients with a M0 ED** ≤ 10mg: responder if ED ≥ 300 mg at M12
- For patients with a M0 ED > 10mg: responder if ED ≥ 1,000 mg at M12

Main secondary endpoints: CRD*, changes in peanut sIgE and sIgG4**

- SPT: Skin Prick Test, ** ED: Eliciting Dose ,*** CRD: Cumulative Reactive Dose at Food Challenge

1. The primary analysis evaluating the difference between Viaskin Peanut 250 µg and placebo is defined by reaching a lower bound of the two-sided 95% confidence interval (CI) of ≥15%
2. An interim analysis will be conducted by the DSMB after the first 50 patients have received 6 months of active treatment to assess the relative change in IgG4 levels in patients treated with Viaskin Peanut 250 µg compared to placebo (n=25).

Denotes a completed food challenge; Denotes a pending food challenge

27

Expanding the Franchise: Milk Allergy (CMPA) Phase II Study Identified Safe/Effective Dose for Children



Phase I (Part A)
Phase II (Part B)
Open Label
Pediatric Phase I/II
USA & Canada
Part A: 18 patients
Part B: 180 patients
Cohort at 500µg dose
DSMB
Cohort at 300µg dose
DSMB
Cohort at 150µg dose
FDA & DSMB
Placebo
150 µg
300 µg
500 µg
300 µg***
M0
M12
M24
M36

Food challenges optional following 12 and 24 months of receiving 300 µg

Study Population	Efficacy Endpoints

Study Population

- Children (2-11) and adolescents (12-17)
- Highly sensitive to milk (≥ 10 kU/L milk-specific IgE and ≥ 6 mm SPT* wheal)
- Reactive dose at baseline (M0) ≤300 mg cow's milk protein (CMP) (~ ≤ 9.4 mL of cow's milk)

Efficacy Endpoints

Treatment responder definition at M12:

- ≥ 10-fold increase in CRD** and at least 144 mg of CMP
- OR CRD ≥ 1,444 mg

Key secondary endpoints:

- Change from baseline in IgE, IgG4

** SPT: Skin Prick Test*
*** CRD: Cumulative Reactive Dose at Food Challenge*
****Protocol change implemented in August 2018 to switch all patients to 300 µg (from 500 µg) for treatment up to 24 months*
Denotes a completed food challenge; Denotes a pending, optional food challenge

28

MILES Patient Population at Baseline 198 patients randomized 152 Children (2-11) 46 Adolescents (12-17) CRD of Cow’s Milk Mean Children: 216.3 mg Adolescents: 222.0 mg Median Children: 144 mg Adolescents: 144 mg Medical history of patients n % Asthma 139 70.2 Atopic Dermatitis 139 70.2 Allergic Rhinitis 144 72.7 Polyallergic 178 89.9 Mean Cow’s Milk sIgE Children: 135.2 kU/L Adolescents: 127.9 kU/L

MILES Results: Support Viaskin Milk 300µg as the Potential First Treatment for CMPA in Children 2-11

Response Rate (ITT*)



p = 0.733
p = 0.042
p > 0.999
% of Responders (90% CI)
32.5%
34.2%
57.9%
38.9%
Placebo
n = 40
150 µg
n = 38
300 µg
n = 38
500 µg
n = 36

Favorable safety, tolerability and compliance

- Overall discontinuation rate of 4.5%
  - 1.5% dropout due to AEs
- Most AEs related to application site (mild to moderate)
- No severe anaphylaxis
- No SAEs or epinephrine related to treatment
- Treatment adherence was high
  - Mean patient compliance > 95%

** Missing data: failure imputation (considered as non-responders) in ITT population*
P-values obtained using exact logistic regression
ITT, Intent-to-Treat

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MILES Results: Significant Improvement in Threshold Reactivity with Viaskin Milk 300µg in Children 2-11 *Among patients with evaluable CRD assessment at Month 12. †Note, not all subjects underwent a Month-12 OFC: 1 subject in PBO, 1 subject in VM150 µg, 2 in VM300 µg, and 2 in VM500 µg did not report Month-12 CRD. P-values obtained from ANCOVA model including on CRD at M0 and treatment group as fixed effect, using log-transformed data. Mean (SE) Change of CRD at M12 vs Baseline, mg* Change of CRD (PP*) p = 0.822 p = 0.043 p = 0.809 510.8 569.6 1340.3 848.0 100 106 1000 25 n = 35 n = 28 n = 32 n = 32 Mean (SE) Change of CRD at M12 vs Baseline, mg* Change of CRD (ITT*†) p = 0.985 p = 0.045 p = 0.617 565.6 624.6 1322.4 839.8 120 300 1000 n = 39 n = 37 n = 36 n = 34 62 – Median

Upcoming Milestones CHOP to release SMILEE Phase IIa pilot trial results for Viaskin Milk in Eosinophilic Esophagitis (EoE) Potential acceptance of BLA filing for Viaskin Peanut in children ages 4-11 2H 2018 2019 Potential US launch of Viaskin Peanut in children ages 4-11 Potential MAA submission for Viaskin Peanut in children ages 4-11 1H 2H Expanded Viaskin Peanut Phase III results potentially published and presented at medical meetings Topline 2-year safety data from PEOPLE open-label extension trial Update on next steps for Viaskin Milk program Viaskin Peanut and Viaskin Milk results potentially presented at medical meetings

DBV Technologies: Pioneering a New Class of Immunotherapy CEO Daniel Tassé joined DBV on November 29, 2018 Viaskin Peanut BLA submitted in October 2018; targeting 2019 U.S. launch Results from Viaskin Peanut Phase III clinical trials: PEPITES & REALISE Fully-scalable, launch-ready manufacturing capabilities in place for Viaskin Peanut Key commercial roles, including Kevin Trapp, Chief Commercial Officer, recruited and onboarded in Summit, New Jersey office Positive preliminary Phase I/II data from second food allergy candidate, Viaskin Milk Leveraging the Viaskin Platform in research in unmet medical needs outside of food allergies Continuing to build a talented team with global headquarters in France and US 3Q18 cash position of €153.9mn (including net proceeds from March 2018 financing)

Measuring Efficacy: Double-Blind Placebo-Controlled Food Challenge Standardized GMP challenge matrix1 Standardized semi-logarithmic increase of peanut protein doses (DBPCFC2 as per PRACTALL3) Allergic symptoms are graded from a standardized published protocol4 Challenge stopped by clear objective symptoms * DBPCFC in PEPITES and VIPES at month 12, in OLFUS-VIPES DBPCFC included an additional 1,600mg step after the 1,000mg step at month 24 & 36 Cochrane et al, Allergy 2012 Double-Blind, Placebo-Controlled Food Challenge Sampson et al, JACI 2012 Nowak-Wegrzyn et al, JACI 2009 Month 12* 1 mg 3 mg 10 mg 30 mg 100 mg 300 mg 1,000 mg 2,000 mg Baseline 1 mg 3 mg 10 mg 30 mg 100 mg 300 mg DBPCFC: Efficacy Outcome Scoring with Standardized Challenge Matrix CATEGORIES OBJECTIVE SYMPTOMS GRADE SUBJECTIVE SYMPTOMS I. SKIN A. Erythematous rash: % area involved B. Pruritus 0 1 2 3 C. Urticaria/Angioedema 0 1 2 3 D. Rash 0 1 2 3 II. UPPER RESPIRATORY A. Sneezing/Itching 0 1 2 3 B. Nasal congestion 0 1 2 3 C. Rhinorrhea 0 1 2 3 D. Laryngeal 0 1 2 3 III LOWER RESPIRATORY A. Wheezing 0 1 2 3 IV. GASTROINTESTINAL A. Subjective Complaints 0 1 2 3 Itchy mouth 0 1 2 3 Itchy throat 0 1 2 3 Nausea 0 1 2 3 Abdominal pain B. Objective Complaints Diarrhea 0 1 2 3 Vomiting 0 1 2 3 V. CARDIOVASCULAR Normal heart rate to bradycardia 0 1 2 3

VIPES: Dose-Finding Phase IIb Efficacy and Safety Trial



221 stratified patients, 22 centers in US, Canada, France, Poland, and Netherlands
Placebo
50 µg
100 µg
250 µg
250 µg
M0
M12
M0
M12
M24
M26
VIPES
Dose-finding
OLFUS-VIPES
Open Label Follow-Up Study

Study Population	VIPES & OLFUS-VIPES Efficacy
Highly allergic patients • > 0.7 kU/L peanut-specific IgE and ≥ 8 mm SPT* wheal • Reactive dose at M0 ≤ 300 mg peanut protein (ie. approx 1 peanut)	**Primary endpoint at M12, M24 and M36** • ≥ 1000 mg reactive dose OR • ≥ 10-fold of the initial reactive dose **Main secondary endpoints:** • CRD**, changes in peanut sIgE and sIgG4

*SPT: Skin Prick Test
**CRD: Cumulative Reactive Dose at Food Challenge

● Denotes a completed food challenge

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VIPES: Patient Population Snapshot at Baseline 221 patients randomized 113 Children (6-11) 73 Adolescents (12-17) & 35 Adults (18+) Highly allergic patients (median) Children = 30 mg Adolescents & Adults = 100 mg Very high IgE levels: > 100 kU/L 47% of Children 38% of All Patients Medical History of Patients n % Asthma 130 58.8 Eczema/Atopic Dermatitis 114 51.6 Allergic Rhinitis 96 43.4 Polyallergic 183 82.8

VIPES: Phase IIb Results Published in JAMA in November 2017 Primary endpoint met with Viaskin Peanut 250 µg Greatest response in children ages 6-11 (53.6% vs. 19.4%, p = 0.008) Increase in threshold reactivity of peanut protein showed a clear dose response with greatest benefit in the 250 µg arm In the children subgroup, mean CRD* at month 12 was 1211.9 mg (median 444 mg) in active vs. 239.1 mg (median 144 mg) in placebo (p < 0.001) Immunological data supports treatment effect Favorable safety and tolerability profile 6.3% discontinuation rate (0.9% related to treatment) Most frequent related AEs: local cutaneous reaction > 90% of patients mainly mild and moderate (50% with a duration < 2 months) Median treatment compliance of 97.6% *CRD: Cumulative Reactive Dose at Food Challenge JAMA. 2017;318(18):1798-1809. doi:10.1001/jama.2017.16591

VIPES: Primary Endpoint Met Focus On Children (Ages 6-11) Response rate in children across doses after 12 months % of Responders (95% CI) p = 0.008

1,000 mg 1,500 mg 2,000 mg 1,121.0 mg Median = 135.0 Median = 0.0 Median = 114.5 Median = 400.0 570.0 mg 471.2 mg 60.8 mg Mean CRD Increase (95% CI) 4-5 peanuts p < 0.001 Placebo n = 31 100 µg n = 26 VIPES: Peanut Consumption In Children (Ages 6-11) Clear Dose Response, Clear Magnitude Of Effect * Excluding missing data Increase in CRD in children after 12 months (Mean and Median)* 250 µg n = 28 50 µg n = 28

VIPES: Immunological Changes In Children (Ages 6-11) Supports Treatment Effect Peanut-specific IgE (kU/L) Peanut-specific IgG4 (mg/L)

VIPES: Primary Efficacy Endpoint Met Identified Viaskin 250 µg As Phase III Dose Response rate across doses after 12 months % of Responders (95% CI) p = 0.01

VIPES: Adolescents & Adults High Placebo Response Rate Distorts Analysis Patients aged 12-55 response rate across doses % of Responders (95% CI) p = 0.40

Patients aged 12-55 increase in baseline CRD at 12 months across doses 837.4 mg Median = 0.0 Median = 10.0 Median = 30.0 Median = 335.0 842.3 mg 619.2 mg 528.4 mg VIPES: Adolescents & Adults Changes From Baseline CRD Indicate Dose Response Trend Mean CRD Increase (95% CI) Placebo n = 25 100 µg n = 30

VIPES: Adolescents & Adults Immunological Changes Support Dose Response Trend Peanut-specific IgE (kU/L) Peanut-specific IgG4 (mg/L)

VIPES: Post Hoc Analysis Using PEPITES Responder Definition % of Responders Reported Response Rate VIPES Response Rate Using the PEPITES Response Criteria p = 0.008 p = 0.0007 VIPES Children (6-11 years) - Viaskin 250 μg at M12 % of Responders

OLFUS-VIPES: Open-label Follow-up Trial To VIPES Extension Trial To Support Use Of Viaskin Peanut


221 stratified patients, 22 centers in US, Canada, France, Poland, and Netherlands
Placebo
50 µg
100 µg
250 µg
M0
M12
VIPES
Dose-finding
250 µg
M0
M12
M24
M26
OLFUS-VIPES
Open Label Follow-Up Study

171 patients opted to enroll in OLFUS (overall 83% roll-over rate from VIPES)

- 97 children and 74 adolescents & adults

Assessed long-term safety and efficacy

Double-Blind Placebo-Controlled Food Challenge (DBPCFC) administered at month-12 and month-24

Month-26 DBPCFC to explore "sustained unresponsiveness"

- Patients unresponsive to CRD* > 1,440 mg at month-24 DBPCFC were eligible to continue study
- Two-month period without treatment or consumption of peanut to assess durability of response

*CRD: Cumulative Reactive Dose at Food Challenge

Denotes a completed food challenge

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OLFUS-VIPES: Long-term Follow-up Data Key Conclusions Late Breaking Oral Presentation at AAAAI 2017 In children treated for three years with a 250 µg dose there was a trend of progressive response to treatment as measured by increased response rate, higher CRD* and serological changes Treatment benefit was observed to be long-lasting for three years 83.3% response rate after three years, an increase from 57.1% at OLFUS baseline Mean CRD reached 2,453.9 mg at the end of OLFUS, from 1,067.8 mg at OLFUS baseline No decreased compliance or increased frequency of AEs in VIPES patients treated for 24 additional months 95.5 % overall compliance rate was observed throughout the study No SAEs or epinephrine use due to treatment was reported in 36 months Most adverse events were related to application site and were mild to moderate, with decreasing severity and frequency over time Shreffler et al. AAAAI 2017, #L7 *CRD: Cumulative Reactive Dose at Food Challenge

OLFUS-VIPES: Immunological Changes, Ages 6-11 Median relative change = 100 x (Month xx – Baseline)/Baseline Viaskin Peanut 250 µg, n = 18 0 3 6 12 18 24 30 36 Months 100 50 0 -50 0 3 6 12 18 24 30 36 Months 4,000 3,000 2,000 1,000 500 Relative Change IgE Median ± IQ Relative Change IgG4 Median ± IQ

CoFAR6: Efficacy And Safety – NIAID Sponsored Phase II



221 stratified patients, 22 centers in US, Canada, France, Poland, and Netherlands
Enrollment
n = 75
Entry OFC positive to cumulative dose of < 1044 mg peanut protein
250 mg Viaskin Peanut
100 mg Viaskin Peanut
Placebo
250 mg Viaskin Peanut
Randomization
1:1:1
Week 52
5044 mg OFC
Week 130
5044 mg OFC
[End of study]

Defined Endpoints

Primary endpoint: Proportion with a treatment success following 52 weeks of blinded treatment

- Passing a 5044 mg OFC* to peanut protein at week 52 OR ≥ 10-fold increase in the successfully consumed dose (SCD) of peanut protein at week 52 compared to baseline OFC

Secondary endpoints:

- Comparison of Viaskin Peanut 100 µg vs Viaskin Peanut 250 µg doses at week 52
- Desensitization and sustained unresponsiveness at week 130
- Incidence of all adverse events
- Changes in immune markers

Jones SM, et al. *J Allergy Clin Immunol*. 2017;139:1242-1252
*OFC: Oral Food Challenge

Denotes a completed food challenge; Denotes a pending food challenge

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CoFAR6: Primary Endpoint Was Met No SAEs or Epinephrine due to drug 96% compliance Primary endpoint met (p = 0.003) Significant age by treatment interaction ~1/3 of children treated with 250 µg were able to tolerate > 1,000 mg protein (~4 peanuts) Significant increase in IgG4 Jones SM, et al. J Allergy Clin Immunol. 2017;139:1242-1252 All Patients Primary Endpoint 4 – 11 Years Pre-specified Analysis Treatment Success (%) 100 50 0 p = 0.005 p = 0.003 Treatment Success (%) 100 50 0 p = <0.001 p = <0.001

MILES Results: All Dose Cohorts At Month-12 Response Rate, Overall Population (ITT*) Response Rate (PP) % of Responders (95% CI) p = 0.682 p = 0.085 p = 0.641 % of Responders (95% CI) p = 0.522 p = 0.027 p = 0.649 Response Rate (ITT*) *Missing data: failure imputation (considered as non-responders) in ITT population P-values obtained using exact logistic regression ITT=Intent-to-Treat; PP=Per Protocol n = 53 n = 49 n = 49 n =47 n = 45 n = 36 n = 40 n = 43

MILES Results: All Dose Cohorts At Month-12 CRD, Overall Population (ITT)



Mean Increase in CRD
p = 0.736
p = 0.008
p = 0.189
Mean CRD Increase at M12 vs Baseline, mg*
555.5
Median 100 mg
745.1
Median 300 mg
1,201.0
Median 400 mg
723.5
Median 93 mg
Placebo n = 39
150 µg n = 37
300 µg n = 36
500 µg n = 34

*Among patients with evaluable CRD assessment at Month 12
†Note, not all subjects underwent a Month-12 OFC: 1 subject in PBO, 1 subject in VM150 µg, 4 in VM300 µg, and 2 in VM500 µg did not report Month-12 CRD
P-values obtained from ANCOVA model including on CRD at M0 and treatment group as fixed effect, using log-transformed data
ITT=Intent-to-Treat; PP=Per Protocol; SE=Standard Error

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MILES Immunologic Data in Children 2-11 (ITT): Significant Immunomodulation with Viaskin Milk



Placebo Patch
VM150 µg Patch
VM300 µg Patch
VM500 µg Patch
sIgG4 casein, mg/L
sIgG4 α-lactalbumin, mg/L
sIgG4 β-lactoglobulin, mg/L
Geometric Mean (90% CI)
Month
p < 0.001

- For sIgE levels in children, there is a trend towards reduction with VM doses
- No changes observed in SPT responses

P-values obtained from repeated-measures ANCOVA model including treatment group, timepoint, treatment-by-timepoint interaction and M0 value as fixed effect, using log-transformed data; *ITT=Intent-to-Treat*

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MILES Immunologic Data in Children 2-11 (ITT): Significant Immunomodulation with Viaskin Milk


Placebo Patch
VM150 µg Patch
VM300 µg Patch
VM500 µg Patch
sIgE casein, kUA/L
sIgE α-lactalbumin, kUA/L
sIgE β-lactoglobulin, kUA/L
Geometric Mean (90% CI)
p = 0.018
p = 0.166
p = 0.307
p = 0.003
p = 0.336
p = 0.090
p = 0.008
p = 0.201
p = 0.172
Month

- There is a trend towards reduction of sIgE levels in VM doses

P-values obtained from repeated-measures ANCOVA model including treatment group, timepoint, treatment-by-timepoint interaction and M0 value as fixed effect, using log-transformed data; *ITT=Intent-to-Treat*

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